Points International Provides Corporate Update

TORONTO, April 12, 2006 /PRNewswire-FirstCall/ -- Points International Ltd. (TSX: PTS, OTC Bulletin Board: PTSEF), the owner and operator of Points.com, the world's leading reward management portal, announced today that the common share purchase warrant held by IAC/InterActiveCorp's (NASDAQ: IACI), which was exercisable to acquire up to 102,983,837 shares, expired unexercised on April 11, 2006.

As a result, the following changes to the Corporation's capital structure and obligations have taken place:

      o The number of fully diluted common shares has been reduced by 36%, from 231.6 million to 147.6 million and the significant overhang represented by the common shares issuable under the warrant has been eliminated.

      o The Corporation's 8% Unsecured Convertible Debentures automatically converted into approximately 18.9 million common shares and the $9.9 million of principal and interest associated with the Debentures has been eliminated.

      o The Corporation's Series One Preferred Share automatically converted into one common share, eliminating the significant dividend entitlement that would have been payable to the holders of the Series One Preferred Share in certain events, including a change of control of the Corporation.

      o A number of restrictive covenants in favor of IAC/InterActiveCorp granted pursuant to an investor's rights agreement have expired, including various approval and preemptive rights in connection with the issuance of securities and matching rights in connection with possible change of control transactions, which will now improve the Corporation's flexibility.

IAC/InterActiveCorp remains the Corporation's largest shareholder with the right to convert the Preferred Shares into approximately 19% of the Corporation's common shares on a fully diluted basis and retains its other rights under the Series Two and Series Four Preferred Shares, including voting rights and the right to elect three members of Points' seven member Board of Directors.

"IAC/InterActiveCorp remains our largest shareholder and we will continue to work closely with their Board representatives to further progress our business," said Rob MacLean, Points International's Chief Executive Officer. "Executing against our 2006 business plan, which did not require or anticipate any additional capital from the exercise of the warrant, will continue to be the Corporation's focus."

On April 11, 2003 IAC/InterActiveCorp, made a Cdn$15.1 million investment under which Points issued the Series Two Preferred Share and the common share purchase warrant. The Series Two Preferred Share is convertible into approximately 20.0 million Common Shares. On April 5, 2005 IAC/InterActiveCorp made an additional $3.5 million investment under which Points issued the Series Four Preferred Share. The Series Four Preferred Share is convertible into approximately 4.5 million common shares

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About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage(R) program, Amazon.com, Starbucks, Aeroplan(R), AsiaMiles(TM), Cendant TripRewards(R), Delta SkyMiles(R), Gold Points Reward Network, InterContinental Hotels Group's Priority Club(R) Rewards, and S&H greenpoints.

Website: http://www.points.com
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For further information

For investor relations - Steve Yuzpe, CFO of Points International Ltd., +1-416-596-6382, steve.yuzpe@points.com or Ed Lewis of CEOcast, Inc. for Points International, +1-212-732-4300 or For partnerships and other inquiries - Christopher Barnard, President of Points International Ltd., +1-416-596-6381, christopher.barnard@points.com
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